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                                 Cellomics, Inc.
                              635 William Pitt Way
                              Pittsburgh, PA 15238
                               Phone: 412-826-3600
                                Fax: 412-826-3850


                                October 30, 2001



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20949
Attn:  N. Sean Harrison

         Re:  Cellomics, Inc.
              Form S-1
              SEC File No. 333-31680

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Cellomics, Inc., a Delaware corporation (the "Company") requests the immediate withdrawal of the Company's Registration Statement on Form S-1, file number 333-31680 (the "S-1 Registration Statement"). The last amendment to the S-1 Registration Statement was filed on December 15, 2000. The Company has elected not to proceed with the proposed offering due to general market conditions. No sales of the Company's common stock have been made pursuant to the S-1 Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

         If you have any questions, please call Jeremiah G. Garvey of Buchanan Ingersoll Professional Corporation at (412) 562-8811 or the undersigned at (412) 826-3600.

                                         Very truly yours,

                                         CELLOMICS, INC.


                                         By:   /s/ L. Robert Johnston, Jr.
                                            ----------------------------------
                                              L. Robert Johnston, Jr.
                                              Executive Vice President and CFO